SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

Publicly-held company

MATERIAL FACT

Braskem S.A. (Ticker B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), further to the Material Fact dated January 12, 2026 and the Notices to the Market dated November 19, 2025, September 8, 2025, May 18, 2026, April 8, 2026 and February 20, 2026, hereby informs its shareholders and the market in general that Braskem Idesa S.A.P.I. (together with its subsidiaries, “Braskem Idesa”) announced today that it has reached a comprehensive and consensual restructuring agreement with its major stakeholders, including its shareholders Braskem S.A., Braskem Netherlands B.V. (collectively, “Braskem” or the “Company”), and ETILENO XXI, S.A. DE C.V. (the Grupo Idesa vehicle defined as “Idesa”), a substantial majority of its noteholders and its term loan lender. This consensual financial solution will enable both the raising of new funds and a significant deleveraging of Braskem Idesa, reducing its senior debt from approximately US$2.5 billion to approximately US$1.6 billion.

To implement the restructuring as quickly as possible, Braskem Idesa has commenced “prepackaged” in-court restructuring proceedings in the United States through the voluntary filing of Chapter 11 petitions in the United States Bankruptcy Court for the Southern District of Texas, with completion expected in approximately 60 to 90 days.

As part of the restructuring, Braskem, the controlling shareholder of Braskem Idesa, will contribute a total of US$476 million (of which approximately US$126 million had already been made available prior to the Chapter 11 filing), reinforcing its commitment to Braskem Idesa, a strategic asset, and to its future growth.

Upon completion of the process, Braskem will continue to hold a majority stake in the share capital of Braskem Idesa.

Braskem Idesa’s operations will continue normally and without interruption.

Braskem will keep the market informed of any relevant developments, in compliance with applicable laws and regulations.

Additional information may be obtained from the Investor Relations Department by telephone at +55 (11) 3576-9531 or by e-mail at braskem-ri@braskem.com.br.

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São Paulo, August 18, 2026.

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations Officer

Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words "project," "believe," "estimate," "expect," "plan", "objective" and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company's control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.